OFFERING MEMORANDUM DATED JUNE 28, 2017

Legion M Entertainment, Inc.
6425 Christie Ave., Suite 500
Emeryville, CA 94608

www.thelegionm.com

Up to 9,371 shares of Class A Common Stock

SEE "SECURITIES BEING OFFERED" AT PAGE 37

	Price to Public	Underwriting discount and commissions	Proceeds to issuer Before expenses, discounts and commissions*
Per share	$ 7.47	N/A	$ 7.47
Total Minimum	$ 1,000	N/A	$ 1,000
Total Maximum (oversubscription)	$ 70,000	N/A	$ 70,000

*See the "Plan of Distribution" for details.

This offer will terminate at the earlier of (1) the date at which the Maximum Offering amount has been sold, (2) March 10, 2018, or (3) the date at which the Offering is earlier terminated by the Company at its sole discretion. The Company has engaged a Boston Private Bank as escrow agent to hold any funds that are tendered by investors. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration, however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

TABLE OF CONTENTS

In this Offering Memorandum, the term "Legion M," "the Company" or "we" refers to Legion M Entertainment, Inc.

THIS OFFERING MEMORANDUM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ASSUMPTIONS AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

A LETTER FROM THE FOUNDERS TO PROSPECTIVE INVESTORS

Thank you for considering an investment in Legion M! We couldn't be more excited about the opportunity in front of us and are thrilled that you are considering joining us. Before you get into the Offering Memorandum, there are a couple things we want to mention.

Legion M is not a conventional company. We don't intend to become one.

Most of this Offering Memorandum describes Legion M in conventional business terms. In fact, the whole purpose of this document is to provide a convention for you to evaluate our company and make an informed investment decision. But there are elements of Legion M that defy convention and we want to take a moment to explain them in our own words.

Risk vs. Reward
Before you invest, it's important to understand that Legion M is a very early stage company. In fact, thanks to the JOBS Act, you now have the opportunity to invest earlier than has ever been possible at a stage traditionally reserved for angel investors and venture capitalists.

If you want to get in early, you need to understand the risks. As an early stage company, we have few established customers or revenue streams and very little operating history for you to review. Startups are an inherently risky investment--statistically speaking, most of them fail.

But those that succeed often go on to change the world. Every great company — from Walt Disney Pictures to Apple Computer — started with entrepreneurs and investors who had the courage to defy the odds and try something no one else had done before.

We believe Legion M is one of those companies. We've beaten the odds before (1), and believe we can do it again. As a rule, you should never invest more than you can bear to lose in a startup company. But if you've got a little extra and want to swing for the fences, we'd love for you to join us. We're betting our money, reputations, and careers that we can make this company a success.

One Million Fans
Legion M is, to our knowledge, the first company built from the ground up to be owned by fans. We're building it that way because we believe a media company owned by a large audience of fans has a fundamental competitive advantage over those owned by Wall Street or corporate conglomerates. In fact, our logo (the M with a bar over it, which is the Roman numeral for one million) represents our long-term goal of having one million shareholders join our company. If we can achieve this goal, Legion M will likely have hundreds of millions of dollars to invest in projects that have one million people emotionally and financially invested in their success. We believe that could make Legion M one of the most influential companies in Hollywood. We believe that by uniting one million fans, we can change the world for good.

Redefining ROI
Most companies view investors simply as a source of capital. For Legion M, our investors are the foundation of our business. We are a community as much as we are a corporation.

As a management team, our job is to create value for this community. While conventional companies define shareholder value solely by dollars and cents, our definition goes one step farther:

> **Financial ROI**
> Legion M's primary goal is to run a responsible business that earns money and increases our share price. Our investors are investing their hard-earned dollars, and our job is to give them a return. Financial success is the key to the long-term viability of our company--the more successful we are, the more great things we can do.
>
> **Emotional ROI**
> While financial success is the primary goal for Legion M, we believe there is more to life than money. In addition to financial return, we strive to give our investors an EMOTIONAL return for owning a piece of our company. We work hard to cultivate a vibrant community for our shareholders, look for interesting ways to take them behind the

scenes with our projects, and strive to create new and exciting opportunities to be a part of the entertainment industry.

Putting an M-shaped Dent in the Universe
We are shooting for the stars with Legion M. What we're doing has never been done before. We know it won't be easy, but things worth doing rarely are. While we can't guarantee the company will be successful (nobody can promise that), we can guarantee that we'll do everything in our power to make this the best investment you've ever made.

So THANK YOU again for considering our company. Please review the information in this Memorandum. If you like what you see, we'd be honored for you to join our cause. If you don't, that's fine too. And if you're not sure, please join the Legion as a free member [(2)], so you can see for yourself what we're all about.

Onward and Upward,
Paul Scanlan and Jeff Annison
Cofounders, Legion M

[(1)] In 1999, we (along with one other cofounder) started a company called MobiTV which we grew to over 300 employees, won an Emmy award for innovation and became a worldwide leader in delivering TV outside of the living room.

[(2)] You can join Legion M as a free member at www.thelegionm.com/join. As a free member, you don't have a financial stake in the company's success but you do get access to our community and many of the same benefits that are available to shareholders. It's a great way to see for yourself what Legion M is all about.

SUMMARY

Legion M is an entertainment company. Our business plan is to partner with creators - from independent filmmakers to big Hollywood studios - to produce, distribute and market movies, television shows and virtual reality experiences. In this sense, we are similar to thousands of other entertainment companies around the world.

The difference is that Legion M has been built from the ground up to be owned by fans rather than Wall Street, wealthy individuals or a corporate conglomerate. We're taking advantage of historic new equity crowdfunding laws that allow the general public to invest in our company in its earliest stages of development. With Legion M, fans own the company, fans get behind the scenes and when we are successful, fans share in the rewards!

Legion M was incorporated in March 2016. As of June 1, 2017, we are not currently profitable and, although individual projects may make a profit within 12-18 months we don't expect the company to become profitable within the next 12 months. We are not currently focused on near-term profitability. Instead, we are focused on growing the size of our community and the strategic advantage it represents.

Competitive Advantage

Our mission is to revolutionize the entertainment industry by putting a new twist (fan ownership) on proven business models for content production and distribution. We believe that having fans financially and emotionally invested in entertainment projects can increase those projects' chances of success.

Entertainment is a massive and extremely competitive market. One of the biggest challenges for most content is rising above the noise and finding an audience. Content that has a built-in audience (i.e. franchises, sequels, content based on popular intellectual properties, etc.) is extremely valuable and enjoys a substantial competitive advantage in the marketplace.

Our goal is to create our own built-in audience by getting fans invested in our projects both financially (i.e. our shareholders have a financial interest in our projects' success) and emotionally (by giving our shareholders a view into the production and distribution process). We believe that having an audience of invested fans increases our projects' chances of success. The bigger that audience gets, the more powerful it becomes.

Goal of Having One Million Shareholders

Our long-term goal is to have one million shareholders in Legion M. We believe that with a community of that size we'd be unstoppable. It is an ambitious goal but we believe over time we can achieve it. If we're successful at achieving this goal, we believe we can become one of the most influential companies in Hollywood.

Revenue Plan

We plan to develop and produce movies, television shows and virtual reality experiences. Our plan is to partner with proven creators to create content and use established and emerging distribution channels to monetize it. Our goal is to have a diversified slate of projects that can generate revenue from one or more of the following activities:

- Partnering with other studios, production companies and distributors to develop, produce, license and distribute content into the entertainment ecosystem;
- Producing and developing original content that can be licensed to studios/distributors, or offered directly to consumers via iTunes, App Stores and other platforms;
- Offering brand integrations and sponsorships; and
- Offering content, merchandise, and experiences that are sold directly to consumers via our website.

Finance Plan

As of December 31, 2016, we have raised approximately $1.7 million from over 3,100 investors. On May 16, 2016, Legion M became one of the very first companies to launch a fundraising campaign under Regulation Crowdfunding promulgated under the JOBS Act. Ninety days later, the financing round ended oversubscribed with over $1.3 million of subscriptions for a round that was legally capped at $1 million.

In March 2017, we launched a fundraising campaign under Regulation A+ promulgated under the JOBS Act. As of June 27, 2017, we have over $1.3MM worth of investment committed for this round. We're making this follow-on Offering under Regulation Crowdfunding to include investors who can't invest under Regulation A due to state securities laws.

To achieve our goal of one million shareholders, we'll need to complete many successive rounds of funding.

Use of Proceeds

Proceeds from this Offering will be used to fund Legion M's entertainment projects, marketing efforts and operational expenses. See "Use of Proceeds to Issuer" section of this Offering Memorandum.

Risks

Legion M is a startup. We were incorporated in March 2016 and are still in an early stage of development. While we have started selling Legion M branded merchandise, we do not yet have any significant revenue from our core business as entertainment projects often do not have a return in the first 12-18 months. Investing in Legion M's shares involves a high degree of risk (see "Risk Factors"). As an investor, you should be able to bear a complete loss of your investment. Some of the more significant risks include those set forth below:

- This is a brand new company;
- What we're doing has never been done before;
- Our auditor has issued a "going concern" opinion;
- We plan to raise significantly more money and future fundraising rounds could result in a "cram down;"
- Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market;
- Entertainment projects can be risky and often budgets run over;
- You may not like our projects;
- Even if one of our projects is successful, it is likely to take a long time for us to realize profits;
- Our business relies heavily on third parties for production and monetization of entertainment content;
- We depend on a small management team and may need to hire more people to be successful;
- We may not be able to protect all our intellectual property;
- Our officers control the Company and we currently have no independent directors;
- The Offering price has been arbitrarily set by Legion M;
- We have a large shareholder base which will likely grow even larger over time;

- Equity crowdfunding is new; and
- There is no current market for Legion M shares

RISK FACTORS

The SEC requires Legion M to identify risks that are specific to its business and its financial condition. Legion M is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

This is a brand-new company.

Legion M was incorporated in March 2016. It is a brand-new company with few customers, no current revenue from entertainment projects and so far, only limited revenues from merchandise and event sales. There is no history upon which an evaluation of its past performance and future prospects in the entertainment industry can be made.

What we're doing has never been done before.

We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Legion M was incorporated in March 2016. As of the December 31, 2016 date of our last audited financial statements, we had just commenced planned principal operations. To date, we have not yet generated any revenue from entertainment projects. We have sustained a net loss of of $1,272,622 in the period ended December 31, 2016, and have an accumulated deficit of $1,272,622 as of December 31, 2016. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. While we've succeeded in raising over $2,700,000 to date, our ongoing operational expenses are now approximately $100,000 per month. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down."

Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Concurrent Regulation A Offering

This Offering under Regulation Crowdfunding is being made to potential investors that we cannot currently offer shares to pursuant to Regulation A due to state securities laws. The information presented to Regulation A investors is slightly different and can be obtained here **https://www.sec.gov/Archives/edgar/data/1674163/000114420417009876/v458224_partiiandiii.htm**. Shares sold in

reliance on Regulation A are not subject to any restrictions on transfer, unlike the shares offered in this Offering. Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows and virtual reality experiences. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in or even ones you object to.

Even if one of our projects is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is typically measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known, or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high profile advisors such as Stan Lee, Seth Green, Tim League and Scott Landsman may change their mind and terminate their relationships with the company.

We depend on a small management team and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections and experiences of our two founders, Paul Scanlan and Jeff Annison. Should either of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the

proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Our officers control the Company and we currently have no independent directors.

Our two executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this Offering. In fact, even if they were to own as little as 5.1% of the equity securities of the Company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

The Offering price has been arbitrarily set by Legion M.

Legion M has set the price of its Class A Common Stock at $7.47 per share (see "How We Determined the Offering Price in this Offering"). Valuations for companies at Legion M's stage are purely speculative. We have not generated any significant revenue, and we do not expect that the deals we currently have in place will generate revenue before the next 12-18 months. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M's recent successful Regulation Crowfunding and current Regulation A Offerings, we currently have over 4,600+ shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is grow the shareholder base to one million through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Legion M to fail.

Equity crowdfunding is new

Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don't exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

There is no current market for Legion M's shares

The securities being sold in this Offering are subject to restrictions on resale for one year. This is in contrast to the securities being offered at the same time under Regulation A of which are not subject to resale restrictions. There is no formal marketplace for the resale of our securities. Shares of our Class A Common Stock may eventually be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate Dilution

An early-stage company typically issues shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are contributing their money, time and energy at below market rates (i.e. sweat equity) and risking their money, reputations, and careers on behalf of the company. Occasionally we also grant equity interests to our Creative Alliance partners and other partners in exchange for their knowledge, insight, connections and contributions to the company. When we seek cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than our founders, early employees, or Creative Alliance partners for their restricted stock grants, option and warrant grants. In addition, the price of this round is higher than our prior financings, which means that the cash value of your equity stake is diluted because each share of the Common Stock is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the Offering.

Our Share Price Over Time

To help illustrate the dilution you face as an investor we'd like to explain how our current shareholders acquired their stock and the price they paid for it. The shareholders of Legion M can be broken into the following groups:

> **Founders/Founding Grant Holders.** When Legion M was formed, the founding stock of the company was allocated amongst the two cofounders, early employees, consultants, advisors and our creative allies at close to zero cost.
>
> Shortly after founding, some additional grants for stock options were issued to employees, consultants and advisors at a strike price of $0.01 per share and one warrant for 27,000 shares was issued to a creative partner at a strike price $0.01 per share.
>
> Note that most of the stock/options/warrants issued to this group of shareholders (including the restricted stock owned by our two co-founders) vest over 4 years.
>
> **Pre-Seed Investors (Discounted Note).** In order to fund startup expenses and launch our initial Regulation Crowdfunding round of financing, Legion M secured $418,342 worth of investment from accredited investors who had previous relationships with our two cofounders. These investors loaned money at a 5% interest rate to Legion M in exchange for promissory notes that automatically converted to Class B Common Stock upon closing of a successful financing round of over $1 million. If Legion M had been unable to raise at least $1 million, these investors likely would have lost their entire investment. In exchange for the additional risk of investing early, these investors received a 30% discount when the notes converted into Class B Common Stock at $4.90 per share in August 2016 upon closing of our Reg. CF round of financing. When you factor in the interest earned by these notes, these investors paid an average of $4.82 per share of Class B Common Stock. Closer to the timing of our Reg. CF round, we received an additional $76,000 of investment in the form of convertible promissory notes. These notes also converted into Class B Common Stock in August 2016, but at $7.00 per share, the same per share Offering price of the Class A Common Stock used in the Reg. CF financing round.
>
> **Seed Investors (Reg. CF/D).** On May 16, 2016, Legion M launched a Regulation Crowdfunding fundraising campaign. The campaign lasted for 3 months. Investors in this round were assured of a successful raise because their subscription was placed in escrow, and would only be released if Legion M achieved a minimum threshold of $500,000 in subscription. This campaign exceeded our funding goal—after 3 months the round ended oversubscribed with over $1.3 million subscriptions for a round that was legally capped at $1 million. In order to accommodate the extra demand, Legion M allowed accredited investors to invest in our shares of Class A Common Stock in a private placement pursuant to Reg. D exemption to make more room in the Reg. CF round for non-accredited investors. Legion M ultimately closed with $999,999 investment in the Reg CF round and $193,522 in the Reg D round at the price of $7.00 per share of Class A Common Stock.

Post Seed Option Grant Holders. As Legion M grows, we issue stock option grants to key employees, advisors, and partners. Shortly after the Reg. CF and Reg. D financing rounds closed, the company issued option grants for 160,772 shares of Class A Common Stock at the strike price of $7.00 per share. As of June 9, 2017, Legion M issued an additional 29,800 options or warrants at the strike price of $7.47 per share.

Dilution for New Investors

If you invest in our shares, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock (in both this Offering and the concurrent Regulation A offering) and the as adjusted net tangible book value per share of our capital stock after this Offering. Our net tangible book value as of December 31, 2016 was $(592,345), or $(0.29) per share of outstanding common stock. Net tangible book value is calculated as tangible assets less tangible liabilities. Without giving effect to any changes in the net tangible book value other than the sale of the maximum number of shares sold for cash in the Regulation A Offering at the price of $7.47 per share, and deducting an offering expense of $100,000, our pro forma net tangible book value as of December 31, 2016 was $49,307,675 or $5.63 per share of outstanding capital stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our shares in this Offering and the net tangible book value per share of our capital stock immediately afterwards. This represents an immediate increase of $5.92 per share of capital stock to our earlier investors and an immediate dilution of $1.84 per share of common stock to the new investors.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Legion M or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

USE OF PROCEEDS TO ISSUER

The following discussion addresses the use of proceeds from the concurrent Regulation A offering as well as this Offering. We currently estimate that, at a per share price of $7.47, the net proceeds from the sale of the 6,693,440 shares of Class A

Common Stock will be approximately $49.9 million after deducting the estimated offering expenses of approximately $100,000. None of the offering proceeds will be used to pay off debt early or make payments for deferred salaries.

The following table breaks down the use of proceeds into four different categories under various funding scenarios:

	$5 Million Raise		**$12.5 Million Raise**		**$25 Million Raise**		**$37.5 Million Raise**		**$50 Million Maximum Raise**[1]	
Offering Related Expenses	$ 100,000	2%	$ 100,000	1%	$ 100,000	0%	$ 100,000	0%	$ 100,000	0%
Operating Expenses	$1,380,000	28%	$ 1,800,000	14%	$ 2,400,000	10%	$ 3,000,000	8%	$ 3,000,000	6%
Marketing	$1,000,000	20%	$ 2,500,000	20%	$ 5,000,000	20%	$ 7,500,000	20%	$ 10,000,000	20%
Entertainment Project Development	$2,520,000	50%	$ 8,100,000	65%	$17,500,000	70%	$26,900,000	72%	$ 36,900,000	74%
Total	$5,000,000	100%	$12,500,000	100%	$25,000,000	100%	$37,500,000	100%	$ 50,000,000	100%

$50,070,000 in the event the maximum amount is offered under both offerings

Operating Expenses

These are the funds required to support our Legion M team and monthly operating expenses. It includes employees' salaries and benefits, compensation to contractors, expenses related to public relations, travel, legal and accounting, insurance and technology.

These funds directly support:

- Internal development of entertainment projects;
- Business development with entertainment partners;
- Growing, managing, and leveraging our Legion of fans;
- Development and sales of merchandise;
- Fundraising; and
- General overhead and administrative costs.

As of June 30, 2017, our monthly burn rate for operating expenses is approximately $100,000 per month. This amount may go up or down based on the amount of money raised. The burn rate does not include expenses that are related to projects (of which those expenses are variable and related to the size of the project) nor does it include expenses related to promoting the current round of funding.

Marketing

Growing the Legion is one of our top priorities (see "The Company's Business — Growing the Legion). Accordingly, we plan to allocate up to 20% of the funds raised in the combined offerings to marketing efforts intended to grow the Legion and build value for the Legion M brand.

Entertainment Project Development

This is to fund external costs of developing our entertainment projects. This includes expenses such as producing a television pilot, co-financing a movie, creating a virtual reality experience, optioning rights to a book, paying screenwriters to write a script, etc.

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

THE COMPANY'S BUSINESS

We're building Legion M to be a fan-owned entertainment company. Our mission is to partner with fans to cultivate a vibrant, engaged community, what we call a "Legion of fans" who are emotionally and financially invested in our success. We intend to use this community to fund, develop, market and monetize entertainment content. We believe our Legion of fans give us a significant competitive advantage in a fiercely competitive entertainment market.

The Entertainment and Media Market

According to a Billboard magazine article in June 2013, the global entertainment and media market will reach $2.152 trillion in 2017, with the U.S. market accounting for $632 billion.

As the industry grows, it's also fragmenting. We have seen dramatic shifts in content distribution, including the proliferation and success of global OTT ("over the top") services such as Netflix, Amazon and Hulu, entertainment content distributed by wireless phone carriers, new technologies like interactive TV and Apple TV, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand) and SVOD (subscription video on demand). This proliferation of new content services has created more buyers of entertainment content, and therefore more potential customers of Legion M than ever before. In addition, competition between these platforms to gain market share makes content with a built-in audience even more valuable.

We believe the growth and fragmentation of the entertainment market have created an unprecedented opportunity for a fan-owned company like Legion M to revolutionize the industry.

Principal Products and Services

Legion M is still in its early stage of development. It is not currently profitable and we do not expect to make a profit for several years. The company is not focused on near-term profitability, instead we are focused on increasing the size of our community and developing what we expect will become an extremely powerful long-term strategic advantage. In short, we're not in this to eke out a profit when our budgets are measured in thousands of dollars—we're investing in a long-term competitive advantage to help us when our budgets are measured in millions.

As we roll out our business model, our principal product will be entertainment content: movies, television series, and virtual reality experiences. With the help of our Creative Alliance partners (see "Creative Alliance Partners"), we plan to develop a slate of projects in the entertainment industry. We expect to realize our first revenues from entertainment projects within the next 12 to 24 months.

We have not earned any revenue from entertainment projects but we have generated some revenue from our online store (www.thelegionm.com/store) and events like ICON: CELEBRATING STAN LEE (www.celebrating-stan-lee.com). Between to June 27, 2016 and June 27, 2017 we have earned approximately $97k in revenue from sales of merchandise and events tickets.

The Legion of Fans

We expect our community of members and shareholders, which we often refer to as our Legion of fans, to become an important competitive advantage in an otherwise fiercely competitive entertainment market. We believe that fans who are emotionally and financially invested in projects are significantly more likely to see them, evangelize them, and support them. Having a large audience invested in our projects will give us a competitive advantage because when our projects are released, we'll have a large group of fans pushing to make these projects successful.

In addition to helping us promote projects, we feel that a large community of fans invested in our success can help us in other ways, including:

- Helping us identify emerging market trends, exciting new intellectual properties, and up-and-coming talents;
- Providing focus group feedback to help us evaluate options and make market decisions;

- Generating energy, enthusiasm and excitement that helps propel not only individual projects, but also the company forward; and
- Volunteering their time, energy, and expertise to the company at local meetups and events.

As of June 27, 2017, our community consists of over 4,900 shareholders and an additional 7,700+ members who have signed up to be a part of Legion M but have not yet chosen or had an opportunity to invest in our shares. Even though our community is still relatively new, we've already experienced many examples where the Legion M community has contributed to our business success:

- Over 25 Legion volunteers staffed our booth at Stan Lee's Los Angeles Comic Convention;
- A team of Legion volunteers built and now manage an online forum exclusively for the Legion community;
- Members of the Legion are acting as judges to help us watch and evaluate over 400 video pitch submissions for our "Pitch Elevator" competition;
- We've had over 50 local meetups in cities including New York, San Jose, San Francisco, Las Vegas, Monterey, Michigan, Florida, Washington DC, Colorado, Las Vegas and Chicago arranged and hosted by members of the Legion;
- Between to June 27, 2016 and June 27, 2017 we have earned approximately $97k in revenue from sales of merchandise and events tickets in the Legion M store: and
- Over 1,200 people have requested to receive free Legion M promotional materials (i.e. stickers and promotional cards) so they can help spread the word about Legion M.

Growing the Legion

The power of our Legion is proportional to its size. As our Legion of fans grows, so will our access to high quality entertainment projects as well as our ability to market and support these projects. As such, growing the Legion is currently our number one priority.

Since we're a new company, marketing and public relations is an extremely important way for us to grow the Legion. In fact, we plan to spend up to 20% of the money we raise from this offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This, in turn, drives growth of the Legion and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

- Online advertising;
- Exhibiting at conventions;
- Speaking on panels at conventions;
- Public relations;
- Writing bylines;
- Creation of viral shared content (i.e. videos, graphics, etc.);
- Sponsoring of events/activities; and
- Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc.) that enable members of our Legion of fans to help spread the word

Our marketing costs fluctuate heavily based on business conditions. If the marketing is successful (meaning that it is effective at growing the Legion), we can turn it up. If it's not effective, we can turn it down or even shut it off completely. As the Legion grows, we expect that we will be better able to share information virally and that will help us better manage the costs for paid marketing.

How We Plan to Make Money

We plan to develop, produce and market movies, television shows and virtual reality experiences. Our plan is to partner with proven creators to create content and use established and emerging distribution channels to monetize it. Our goal is to have a diversified slate of projects that can generate revenue from one or more of the following activities:

Partnering/Investing in 3rd Party Projects

We plan to earn money by investing our time and money in projects developed by proven content providers. Two great examples of this are our partnerships for *Colossal* (a feature film starring Anne Hathaway and Jason Sudeikis which released in April 2017) and *Field Guide to Evil* (a feature film that began production in 2017 and is expected to release in 2018).

> *Colossal*
> With *Colossal* Legion M partnered with the distribution company (NEON) after it purchased the completed film at the Toronto Film Festival. Legion M provided cash for P&A (print and advertising) and in-kind sponsorship (i.e. promotional activities) in exchange for a financial return that is based on the success of the film along with in-kind promotion (i.e. announcement before audience at premiers).
>
> *Field Guide to Evil*
> With *Field Guide to Evil* Legion M invested money before the start of production, and is working with the creators to develop promotional opportunities for the film. This is structured as a debt deal where Legion M's investment will be repaid (with a fixed return) from some of the very first dollars earned by the movie. Once all the investors and debts have been paid, Legion M receives a percentage of ongoing revenue from the film.

We plan to continue seeking partnership opportunities like the two listed above. This is one of the areas where our Legion of fans provides a competitive advantage. Almost every film, TV, and VR project needs funding, and the stronger the project the more options it has. The fact that Legion M can offer more than just money gives us a competitive advantage. Who would you rather have invested in your project—a wealthy individual, a corporate conglomerate, or a large group of the paying customers you hope come out to see your movie?

Developing Speculative Entertainment Projects
In addition to partnering with third parties on their projects, Legion M also intends to develop projects of our own. To date, we have two examples we've announced:

> *ICONS: Face to Face with Stan Lee*
> *ICONS* is a Virtual Reality series conceived and produced by Legion M. We came up with the idea, signed the talent (Stan Lee and Kevin Smith) for a pilot episode, and hired a VR studio to shoot it (you can read more about it at www.thelegionm.com/projects). We own the rights to the final footage, and are currently working to monetize it. There are several ways to monetize this content, including selling directly to fans, licensing to a 3rd party, or selling sponsorship rights for a free experience.
>
> *Pitch Elevator*
> *Pitch Elevator* is web/TV series centered around a worldwide pitch competition that was conceived and produced by Legion M. We hosted an initial round of the competition in October, and used it to create a sizzle reel and pitch deck that we are using to license the show to a web or TV network.

Investing in speculative projects is inherently riskier than investing in established projects, but they also offer significantly higher upside if they are successful. The two projects listed above are just a sample of the sorts of projects we have in development. Ultimately, our goal is to create a diversified portfolio that includes a mix of early stage development projects and later stage partnerships.

Offering content, merchandise, and events directly to consumers via our website
Having a Legion of fans emotionally and financially invested in Legion M creates unique opportunities for us to develop products that are sold directly to fans on our website. Between to June 27, 2016 and June 27, 2017 we have earned approximately $97k in revenue from sales of merchandise and events tickets from our website. As our Legion grows, we believe our ability to market and sell content, merchandise, and experiences directly to consumers via our website will grow as well.

How We Plan to Fund Our Projects

Since inception, we secured investment of $494,342 in the form of convertible promissory notes. These notes were converted into Class B Common Stock when we closed our $1 million Reg. CF round in August 2016. We raised an additional $193,522 in a private placement under Reg. D for sales of our Series A Common Stock. In March 2017, we launched a Reg A+ round that currently has over $1.3MM in commitments. We're following up now with this Offering where we can raise up to $70,000 from people that are prevented by state law from investing in our Reg A+.

Developing and monetizing entertainment projects such as movies and television shows usually requires significant capital investment. We intend to raise that money directly from fans. Our long-term goal is to raise between $450-$500 million from 1 million shareholders. We expect it will take us many successive fundraising rounds to achieve this goal, but if we're successful we believe it will give us enough funding and market clout to participate in the highest levels of content development.

The types of projects we can fund will depend on the amount of money we raise. Right now, with development funds measured in hundreds of thousands of dollars, we're focused on projects like unscripted TV and virtual reality experiences that aren't as capital intensive, and early stage projects where we can contribute "sweat equity" rather than cash. We are also looking to co-produce projects with other partners which allows us to participate in larger projects like feature films. As our development funds grow we expect to have funds to tackle larger and more ambitious projects.

How We Determined the Offering Price in this Offering

For this Offering, we set the valuation based on internal analyses and discussions with third parties including our lawyers, advisors, seed investors and venture capital funds with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows.

In August, we closed one of the most successful financing rounds in the history of Regulation CF. Selling our Class A Common Stock at $7.00 per share, our Reg. CF financing round was oversubscribed with over $1.3 million in commitments from over 3,000 investors. Approximately $200,000 of the $1.3 million was committed within the first month of our fundraising campaign, $300,000 in the second month and $800,000 in the last month indicating strong growth in demand and validating the basis of the valuation our management had set in May 2016.

In addition to having an oversubscribed round of financing, Legion M has made other strides since May 2016:

- The Legion has grown to nearly 5,000 investors and 13,000 free members;
- As of June 27, 2017, we had a Facebook group with over 4,600 members that are a daily testament to the vibrancy of our community;

- Hundreds of Legion M members have demonstrated the strength of the Legion M community by organizing local meet ups in their areas, donating their time to help with Legion M projects, putting Legion M stickers on their cars, securing personalized "LEGION M" license plates, and in one case even tattooing the Legion M logo on their body!
- We've received over 1,200 requests for stickers, temporary tattoos and promotional cards so that members can help spread the word about Legion M;
- We've added multiple high caliber advisors to our advisory board;
- We filmed our first virtual reality project — a high profile virtual reality interview featuring Stan Lee and Kevin Smith, which we partially staffed with Legion M members/investors;
- We announced and filmed a sizzle real for our Pitch Elevator series at Stan Lee's Los Angeles Comic Con and launched our Pitch Elevator competition;
- We established a Legion M store that has generated nearly 100,000 over the past year
- The Legion has grown to nearly 5,000 investors and 13,000 free members;
- As of June 27, 2017, we had a Facebook group with over 4,600 members that are a daily testament to the vibrancy of our community;

- Hundreds of Legion M members have demonstrated the strength of the Legion M community by organizing local meet ups in their areas, donating their time to help with Legion M projects, putting Legion M stickers on their cars, securing personalized "LEGION M" license plates, and in one case even tattooing the Legion M logo on their body!
- We've received over 1,200 requests for stickers, temporary tattoos and promotional cards so that members can help spread the word about Legion M;
- We've added multiple high caliber advisors to our advisory board;
- We filmed our first virtual reality project — a high profile virtual reality interview featuring Stan Lee and Kevin Smith, which we partially staffed with Legion M members/investors;
- We announced and filmed a sizzle real for our Pitch Elevator series at Stan Lee's Los Angeles Comic Con and launched our Pitch Elevator competition;
- We established a Legion M store that has generated nearly 100,000 over the past year;
- We continue to have public relations traction with positive news articles, including an in-depth profile of Legion M on the front page of the business section of the LA Times on August 3rd, 2016, and a profile on our virtual reality interview series *ICONS: Face to Face* in Fast Company on March 29, 2017;
- In February 2017, we partnered with distribution company Neon Rated, LLC on the print and advertising (P&A) for the release of their feature film COLOSSAL starring Anne Hathaway and Jason Sudeikis, which was released on April 7, 2017 on four screens and expanded to over 327 screens with positive reviews, strong word-of-mouth, and high per-screen averages due in part to the efforts of Legion M;
- As part of the release of COLOSSAL in April 2017, we hosted over 35 meetups all over the country with hundreds of Legion M members and investors attending to support the film;
- Also in February 2017, we invested a small equity stake in the microbudgeted, international horror anthology feature film FIELD GUIDE TO EVIL, becoming Executive Producers on the project;
- In March 2017, we launched a Regulation A+ round of financing for Legion M, which crossed our minimum funding threshold in eight days, and crossed $1M in financing and 1700+ investors one month after launch. As of June 27, 2017, this round has brought in over $1.3MM worth of commitments from over 2253 investors;
- In May 2017, Legion M announced its sponsorship of a handprint ceremony and tribute party for Marvel co-creator Stan Lee at the TCL Chinese Theatre on July 18, 2017. This event is being monetized through ticket and merchandise sales, and is garnering international press attention, including an article in Variety Magazine to be published July 11, 2017;
- Legion M was chosen to present a Stan Lee Tribute Panel as part of the 2017 San Diego Comic Con, and each of the company's three executives are speaking on different panels at San Diego Comic Con;
- Legion M has partnered with two film studios to host fan activation parties for their established franchises at the 2017 San Diego Comic Con

We also looked at our long-term fundraising goal (1 million shareholders in the Legion) and the likely funding scenarios that would allow us to achieve that. Finally, we considered our strategy, which is to keep the Offering price as low as reasonably possible for new investors so we can maximize company growth and long-term engagement of our investors. After reviewing all these factors and discussing with our third party advisors, we arrived at a per share price of $7.47.

Creative Alliance Partners

We've established relationships with several Creative Alliance Partners including Stoopid Buddy Stoodios, Meltdown Entertainment, 42 Entertainment/Animal Repair Shop and Alamo Drafthouse. Although we have no agreements for specific projects with these companies, we have entered into Memoranda of Understanding with each of them sharing the long term common goal of finding, funding and collaborating on creative projects. Executives at these companies have also agreed to serve on our advisory board in return for an equity interest. We also plan to work with these companies to help us find and evaluate new projects and talent in the entertainment industry.

Advisory Board

Our Advisory Board consists of several entertainment industry veterans including:

- Tim League, Founder and CEO of Alamo Drafthouse Cinema
- Stoopid Buddies Stoodios (Matt Seinrich, Seth Green, John Harvatine, and Eric Towner)

- Gaston Dominguez-Letelier, Founder and CEO of Meltdown, Inc.
- Animal Repair Shop (Susan Bonds and Alex Lieu)
- Scott Landsman, Senior Vice President of Comedy Development at Sony TV
- Lisa Taback, CEO of LTLA
- Yuka Kobayashi, former Director of POW Entertainment
- Kerry O'Quinn, creator of Starlog and Fangoria magazine
- Adam Rymer, President of Legendary Digital
- Michael Arrieta, founder of Big Air Studios and former Sony Executive
  Larry Gleason, former President of MGM and United Artists

We believe that the expertise and connections of our advisors will contribute greatly to our success.

Employees

We currently have 5 full time employees and 1 part-time employee. We also regularly work with independent contractors on an as-needed basis.

Competition

The entertainment industry is fiercely competitive. There are thousands of other companies involved in the creation of entertainment content, from giant international conglomerates to small independent creators. These companies are Legion M's competitors in that we are all competing to develop entertainment for consumers. However, collaboration is common in the entertainment industry so we also view these companies as potential partners.

We believe Legion M offers a unique value proposition compared to most other entertainment companies. For example, if we compete with other companies to partner with another studio or production company to co-produce or co-develop a hot new project, we believe our ability to bring a Legion of invested fans to the project, along with the funds to help develop it, gives us a competitive advantage.

We are aware of three other companies attempting to use equity crowdfunding campaigns to finance entertainment ventures. Voyage Media and Filmio are raising money via regulation CF and Punch TV Studios Inc. is raising money via Regulation A+. At this time we don't consider any of these companies direct competitors (due to differences in business models and/or lack of traction raising money), but we are continuing to monitor their progress. Over time we expect there will be more competition—particularly if we are successful with Legion M. Our mandate is to continue to move quickly to stay ahead of any new competition and continue to establish Legion M as not only the first, but also the most successful fan-owned entertainment company.

Intellectual Property

We've filed a trademark application for our company's name Legion M and plan to submit a trademark application for protection of our company's logo.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities or otherwise.

THE COMPANY'S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $33,000. It currently uses office space within our Creative Alliance Partners' offices in Los Angeles and at MobiTV in Emeryville, CA.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Legion M was incorporated on March 4, 2016 in Delaware. Our mission is to grow a Legion of fans that are financially and emotionally invested in our success, and use that community to fund, develop, market and monetize entertainment content. We are in early stages of development. Our activities since inception have consisted primarily of business formation, fundraising, growing the Legion of fans, forming creative alliances, building an advisory board, internally developing entertainment projects, sourcing external entertainment projects, and preparing for this Offering.

Results of Operations

We have not yet generated any revenue from entertainment projects. We have sustained a net loss of $162,552 and $(1,244,443) for the period ended March 31, 2016 and December 31, 2016, respectively.

Between to June 27th, 2016 and June 27th, 2017 we have earned approximately $97k in revenue from sales of merchandise and events tickets. As we grow the Legion, we expect this type of product revenue to grow as well. While we don’t consider this a primary source of our revenue, it helps offset some of our operational expenses and foster a vibrant community of fans.

Operating Expenses

Our operating expenses consist primarily of compensation to employees and contractors. As of May 31, 2017, we had 5 full-time employees, 1 part-time employee and 4 contractors (used on an as-needed basis), and approximately $100,000 in monthly operating expenses, which includes salaries, benefits, contractor fees, payroll taxes, public relations, travel, general legal and accounting fees, insurance and monthly payments on our auto loan. These funds directly support:

- Internal development of entertainment projects;
- Business development with entertainment partners;
- Growing, managing, and leveraging our Legion of fans;
- Development and sales of merchandise;
- Fundraising; and
- General overhead and administrative costs

Our goal is to keep overhead and operating expenses as low as possible so we can maximize the amount of money spent on developing entertainment projects. That said, if we are successful in raising funds and generating revenue, we expect some increases in our operating expenses over time in the following areas:

- As we grow, we may add additional staff to execute our business plan. We currently don’t have any open positions, but we expect that will change as the company matures.

- We currently use office space within our Creative Alliance Partners’ offices in Los Angeles and at MobiTV in Emeryville, CA and are not paying rent. As we continue to grow, we expect to acquire a larger office space and will eventually need to pay rent, which will in turn increase our monthly fixed costs.

- Compensation for Legion M’s executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the Company matures we plan to increase executive pay closer to market levels.

Project Spending

In addition to our monthly internal development and operating expenses, we have a project fund for entertainment projects. This is the money we use for external development costs (i.e. filming a pilot, licensing an IP, co-financing a film, etc.). Since our current project fund is relatively small (we allocated approximately $200,000 of our seed funding for project development), we have focused our efforts on projects where we can contribute ideas and energy (i.e. “sweat equity”) alongside a modest cash investment to build maximum value in the projects. We have also invested significant time

to business development activities for larger projects that will be available once we have raised a more substantial development fund.

Below are some examples of projects that are in development at Legion M as of May 31, 2017:

ICONS: FACE TO FACE

ICONS: Face to Face is what we believe to be a first-of-its-kind virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King Jr? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come!

In January of 2017, Legion M filmed the pilot episode of the ICONS series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. At 94 years old, Stan has amazing energy and a singular point of view on life and love, success and failure, and the little-known origin stories of some of the most popular characters of all time.

In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. Joan provided a completely different lens through which to view a man who is loved by so many. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith—a pop culture Icon in his own right. The experience was shot in Stan Lee's Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination is at the threshold of human perception, which means the footage we have captured should be future-proofed as virtual reality continues to undergo technological advancements. The cameras were positioned very close to Stan and Kevin, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan's home where the interview took place.

We're working with a partner for producce of a short "sizzle" portion of the interview in exchange for sponsorship signage when we premiere the footage, and we are currently in discussions with several interested partners for distribution and monetization. We expect this footage will provide value for Legion M for generations to come.

Pitch Elevator

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with *Pitch Elevator.*

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee's Los Angeles Comic Con. Inside were 2 cameras, a cameraman and a countdown timer. Guests were invited to step inside and give a 2-minute pitch for their movie, television show or virtual reality idea.

We captured over 200 pitches at Comic Con, and over 200 more during an online submission period. We then built an online game that allows members of the Legion to evaluate, rank and vote on these pitches. Over the course of multiple rounds, we are currently narrowing the field down to the top 10 pitches, each of whom will win a prize package plus the once-in-a-lifetime opportunity to pitch their idea to a panel of Hollywood insiders. The best of these pitches will win a development deal with Legion M.

We had a camera crew present at Comic Con that allowed us to capture unscripted footage of the entire event. We have packaged the entire experience into a treatment for an unscripted television or web series that we are currently pitching to interested studios and brands. We feel this is a great project for Legion M as it leverages our marketing budget to develop

content, and our content budget to promote the Legion. We are pitching the project to potential partners to turn the idea into a digital special, series or TV show.

Feature Film/TV Series Co-Financing

While our development fund is not yet large enough to fully finance a feature film or television project, the prospect of having Legion M co-finance a project has proven appealing to many potential partners. We are in discussions with several partners about having Legion M participate in projects that are already in development, in production, or already completed. As of May 31, 2017, Legion M has participated in two such projects by:

1. Participating in the theatrical release strategy and marketing of the feature film COLOSSAL starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the print and advertising (P&A) for the platform release which began on April 7, 2017. As part of the release of COLOSSAL in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending. As a result of Legion M's work on COLOSSAL, we have directly contributed to the film's box office success; and

2. Contributing to the financing of the horror anthology feature film THE FIELD GUIDE TO EVIL, which is in pre-production as of March 31, 2017, with a planned limited film festival run and theatrical release in 2018. Legion M is working with the film's producers in creating "behind the scenes" activations for our investors and members around this project. With a microbudget of $500k and backstopped theatrical distribution by Alamo Drafthouse Films, the potential monetary return on Legion M's investment looks positive.

Feature Film/TV Series Development

As of March 31, 2017, Legion M has approximately 12 different projects in early stage development. These consist of either original concepts that we have created or existing IPs with which we are negotiating a partnership. Our goal is to develop these ideas and sell them to a studio, production, or distribution partner.

Marketing

In addition to our monthly operating expenses and project spending, we also have discretionary spending for marketing each month. This expense varies greatly from month to month. For example, during our Reg. CF fundraising campaign, we used online advertising to market the fundraising opportunity. In addition, to date we have exhibited at 3 different Comic Conventions, and had a presence at many more. Between inception and December 31, 2016, we have spent approximately $325,000 on marketing to generate awareness of Legion M and build the Legion M brand.

We intend to base our monthly marketing spending on how effective the previous month's spending was at generating investment. For example, if we believe the previous month's spending was effective, we'll maintain or potentially increase spending levels. If it was not effective, we will decrease or stop spending altogether. Our goal is to minimize marketing costs, and grow the Legion as efficiently as possible. That said, we expect to spend hundreds of thousands if not millions of dollars to market and build awareness of Legion M over time.

Liquidity and Capital Resources

As of July 27, 2017, we've raised over $2.977 million:

- Approximately $494,342 in convertible promissory notes which were subsequently converted into a total of 97,648 shares of Class B Common Stock, at either $4.90 or $7.00 per share (see "Dilution — Our Share Price Over Time");
- Approximately $1,000,000 in a Reg CF round of financing for the sale of a total of 142,857 shares of Class A Common Stock, at $7.00 per share;
- Approximately $193,522 in a Reg D round of financing for the sale of a total of 27,646 shares of Class A Common Stock, at $7.00 per share;
- Approximately $1.277 million in the first four months of a Reg A round of financing for the sale of a total of 170,950 shares of Class A Common Stock at $7.47 per share. This round is ongoing and Legion M is performing rolling closings of escrow on funds invested

On May 11, 2016, in connection with a vehicle purchase for a 1959 Cadillac, we entered into a Bill of Sale and a Loan Agreement with Underground Labs, Inc. for the principal amount of $33,000 at 4% per annum from April 17, 2016.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged.

Plan of Operations

Over the next 12 months our plan of operations consists of the following activities:

Developing and Producing Legion M's own Entertainment Projects

We have several entertainment projects currently in development/production that we hope to monetize in the next 12 months. These include our *ICONS: FACE TO FACE* virtual reality interview with Stan Lee, our *PITCH ELEVATOR* TV concept, our Stan Lee Handprint Ceremony and other television, movie and virtual reality projects that have not yet been announced.

Co-producing External Entertainment Projects

We have developed relationships with several partners that may allow us to co-produce their entertainment projects. Our ability to partner on these types of projects will be heavily dependent upon how much money we raise for our project development fund. Examples of such projects include the feature films COLOSSAL and FIELD GUIDE TO EVIL.

Growing the Legion

Since the size and engagement of our Legion of fans determines its value, we will continue to invest significant time and resources to growing and cultivating our community. We believe that as this community grows, so will our access to high quality entertainment projects, our ability to support them, and our competitive advantage in the marketplace. This objective involves many different activities including:

- A successful capital raise in this Offering;
- Marketing and evangelizing Legion M to grow the number of investors and members of our community;
- Developing tools, processes, and systems that leverage the power of our community for the benefit of the Legion M; and
- Supporting and coordinating Legion M activities (i.e. meet-ups, premier parties, online games, etc.)

General Business Development

We plan to continue investing heavily in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, networking with potential advisory board members and/or board of directors members and potential marketing partners.

As of December 31, 2016, we had approximately $638,309 in cash, and a regular operational "burn rate" of approximately $95,000 per month. As of May 30, 2017, the Company had over $600,000 in cash and a burn rate of approximately $100,000 (this includes an initial closing of the first $750,000 of the current Reg A+ round) While our operational expenses are consistent from month to month, we also have variable spending each month from our discretionary marketing and project funds (i.e. the money we spend exhibiting at a Comic Con or funding a project).

We cannot assure you that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future. That said, we raised the minimum amount of $500,000 in the Regulation Offering so far and are currently over $1.3 million in the current raise. If we fail to raise additional funds, we would reduce our operating expenses and conserve cash so that these funds would allow us to continue our planned operations through at least the end of 2017. We would not expect to make significant financial investments in external projects, but would instead focus on internal development of projects, business development, and seeking additional funding and finance partners.

If we raised the maximum offering amount of $50 million in the Regulation A offering, we would grow our internal development resources, fund operations for the next several years, and plan to make significant investments in external entertainment projects.

Fundraising Plans

We plan to raise additional funds over the next 12 to 24 months. That's because the more shareholders we have in the Legion, the more powerful our company becomes and the greater our competitive advantage in the marketplace. Our stated goal is to have one million investors in the Legion and it will likely take many subsequent rounds of funding to achieve that.

In addition, the larger our project development fund gets, the more efficient it becomes. For example, if we partner with another company to co-finance and promote a film, there is a fixed amount of time and resources spent to execute the transaction, provide behind-the-scenes access to the Legion, etc. If we're contributing $50,000 to the project, we'll have one tenth the upside as if we're contributing $500,000.

Finally, we expect that the bigger our development fund gets, the more access we'll have to high quality projects. Entertainment is a very capital intensive industry. The more money we have, the more projects we'll have access to, and the more leverage we'll have in negotiations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company's executive officers and directors are as follows.

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:				
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	47	Appointed to 1 year term starting March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	45	Appointed to 1 year term starting March 9, 2016	Full-time
Directors:				
Paul Scanlan	Director	47	Appointed to indefinite term of office. March 4, 2016	
Jeff Annison	Director	45	Appointed to indefinite term of office. March 4, 2016	

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Co-Founder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a Director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

COMPENSATION OF DIRECTORS AND OFFICERS

As of March 31, 2016, Mr. Annison was paid $85,217 for his services prior to Legion M's incorporation until March 31, 2016. From inception through June 2016, Mr. Scanlan elected to receive no salary for his full-time employment at Legion M. We have entered into Executive Employment Agreements with each of Paul Scanlan and Jeff Annison. Pursuant to these agreements, each of them is entitled to receive an annual base salary of $175,000 and severance pay of one year of base salary in the event of an involuntary, not-for-cause termination. It should be noted that compensation for Legion M's officers (as well as the rest of Legion M's executive staff) is significantly below market rates for their experience/position as well as the compensation they received at previous companies. This is common for executives during the startup phase of a company, but as the Company matures we plan to raise executive pay closer to market levels. Also, in the future we may add new executives to execute our business plan and will compensate them commensurate with experience and performance.

At this time, Legion M does not offer any director compensation. However, we have adopted a 2016 Equity Incentive Plan pursuant to which an aggregate of 753,960 shares of our Class B Common Stock have been reserved for issuance to officers, directors, employees and contractors of the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2016, the Legion M's voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1)(3)	Percent of class (2)
Paul Scanlan	6425 Christie Ave., Suite 500, Emeryville, CA 94608	216,580 shares of Class B Common Stock	525,980 shares of Series B Common Stock subject to vesting	58.70%
		67 shares of Class A Common Stock	N/A	0.04%
Jeff Annison	6425 Christie Ave., Suite 500, Emeryville, CA 94608	177,181 shares of Class B Common Stock	430,299 additional shares of Series B Common Stock subject to vesting	52.0%

14 shares of Class A Common Stock	N/A	0.01%

(1) Based on a total of 1,643,688 shares of Class B Common Stock, of which 557,541 shares are outstanding as of December 31, 2016 and 1,086,147 shares are subject to vesting over 48 months with vesting contingent upon continued service with the Company.

(2) This calculation is the number of shares of voting securities that person owns now, plus the number of shares he is entitled to acquire as of December 31, 2016. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on his current and acquirable ownership.

(3) All shares are directly held.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Prior to our formation, development activities commenced and certain startup expenses were incurred. To fund startup expenses such as salaries, marketing and exhibition expenses at the 2016 Silicon Valley Comic Convention, we took out a $200,000 promissory note on November 30, 2015 from Underground Labs, Inc., a third party related to us via mutual ownership by Messrs. Scanlan and Annison. The money loaned by Underground Labs to Legion M came from a third party individual investor who loaned the money to Underground Labs specifically to fund Legion M's startup expenses. That money was held in its own account and used exclusively to pay startup expenses on behalf of Legion M. On March 31, 2016, we issued a Convertible Note payable in the amount of $203,342 to this investor in repayment of such funds provided by Underground Labs, and Underground Labs turned over to Legion M all the money remaining in the account along with a full accounting of money that had been spent. The original promissory note owed to Underground Labs was paid in full and cancelled, and the agreement between Underground Labs and Legion M was terminated.

Pursuant to terms of the convertible note for the third party investor, interest accrued at simple interest of 5% per annum; and as of August 14, 2016, the note was converted into 42,265 shares of our Class B Common Stock at $4.90 per share, a 30% discount of the per share price of the Class A Common Stock sold at our Reg. CF financing round which closed on that same day.

On May 11, 2016, in connection with a vehicle purchase (1959 Cadillac), we entered into a Bill of Sale and a Loan Agreement with Underground Labs, Inc. for the principal amount of $33,000 at 4% per annum from April 17, 2016. The unpaid principal and accrued interest remains payable in monthly installments of $2,809.95 until March 17, 2017.

We do not own or lease any real estate, office space or significant tangible assets. We currently use office space within our Creative Alliance Partners' offices in Los Angeles and at MobiTV in Emeryville, CA and are not paying rent. Both Messrs. Scanlan and Annison are shareholders of MobiTV.

SECURITIES BEING OFFERED

Legion M is offering Class A Common Stock in this Offering.

Legion M's authorized capital stock consists of 20,000,000 shares of Common Stock, at $0.0001 par value, of which 17,000,000 shares are Class A Common Stock and the remaining 3,000,000 shares are Class B Common Stock. Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that (i) each holder of Class B Common Stock is entitled to 10 votes per share of Class B Common Stock whereas each holder of Class A Common Stock is entitled to only 1 vote per share of Class A Common Stock, and (ii) there are certain restrictions to transfer of the Class B Common Stock that do not apply to the Class A Common Stock.

Legion M modelled its dual class stock structure after leading companies, including Google, Facebook and Berkshire Hathaway. This structure allows us to be owned by a very large group of small, non-professional investors while maintaining strong corporate governance. We feel it's important for all our shareholders' interests to be aligned, and have purposely

avoided giving financial preferences or taking investment from those who insist on having them. Since our goal is to grow our Legion as large as possible, we have set the minimum investment amount per investor at $100. We expect our Legion of shareholders to be comprised of a large number of small, non-professional, or even first-time investors, with not much experience in start-ups or the entertainment industry. While we believe the opinions of these investors will be extremely helpful for us to find, develop, and promote entertainment content, we don't believe they are well suited to vote on material corporate decisions on a pari passu basis with the founders or other seasoned industry veterans who are also shareholders of the company.

The following is a summary of the rights of Legion M's capital stock as provided in its Amended and Restated Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Regulation A Offering Statement.

Class A Common Stock

Voting Rights.

Each holder of Legion M's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends.

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M's Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Class B Common Stock

Voting Rights.

Each holder of Legion M's Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends.

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M's Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class A Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Restrictions on Transfer

No holder of Legion M's Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock without Legion M's prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

Liquidation Rights.

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights.

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

We are making this follow-on Offering under Regulation CF in order to be able to include investors to whom we cannot currently offer shares under Regulation A due to state securities laws.

We are offering a maximum of 9,371 shares of Class A Common Stock on a "best efforts" basis.

The cash price per share of Class A Common Stock is initially set at $7.47.

The minimum investment is $1,000. If we are unable to raise at least $1,000, all investments held in escrow will be returned to investors.

Wefunder has agreed to host this Offering of our Class A Common Stock on its online platform. Prospective investors may subscribe for our shares in this offering only through the Wefunder website.

Transfer Agent and Registrar

eShares, Inc., 195 Page Mill Road, Suite 01, Palo Alto, CA 94306 is the transfer agent and registrar for Legion M's common stock.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual Reports

We have not filed annual reports to date. Any annual reports will be posted on our website at https://thelegionm.com/investorrelations which will be posted within 120 days after the end of each fiscal year.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this Offering may be found at: https://wefunder.com/legionm/

WEFUNDER PROCESS:

DELIVERY & CANCELLATIONS

How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor will typically be automatically accepted for an investment in the Company within a few minutes. At this point, the Investor will be emailed a pdf version of the Investment Agreement signed by the Investor and the Company, as well as a confirmation of the commitment. This information will also be available on the Investor's "My Investments" screen on the wefunder.com website.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. All investments will be in book entry form. This means that the Investor will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The

Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen.

How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 480 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the

Securities Act of 1933. In the event that more than 480 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the oneyear period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:

https://thelegionm.com/investorrelations

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

Legion M Entertainment, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2016

Legion M Entertainment, Inc.

TABLE OF CONTENTS

To the Board of Directors of
Legion M Entertainment, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Legion M Entertainment, Inc., which comprise the balance sheet as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from March 4, 2016 (inception) to December 31, 2016, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legion M Entertainment, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the period from March 4, 2016 (inception) to December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained a net loss of $1,272,622 in the period ended December 31, 2016, and has an accumulated deficit of $1,272,622 as of December 31, 2016. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
June 14, 2017

Legion M Entertainment, Inc.
Balance Sheet
As of December 31, 2016

ASSETS		
Current assets:		
Cash	$	638,309
Accounts receivable		1,000
Inventory		8,432
Prepaid expenses		10,000
Total current assets		657,741
Property and equipment, net		36,548
TOTAL ASSETS	$	694,289
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	100,081
Note payable to related party		8,374
Total current liabilities		108,455
Total liabilities		108,455
Stockholders' equity:		
Class A common stock, $0.0001 par, 17,000,000 authorized, 170,503 issued and outstanding at December 31, 2016		17
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,643,688 issued and outstanding, 584,104 vested at December 31, 2016		165
Additional paid-in capital		1,858,274
Accumulated deficit		(1,272,622)
Total stockholders' equity		585,834
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	694,289

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.

Statement of Operations

For the period from March 4, 2016 (inception) to December 31, 2016

Revenue	$	23,096
Cost of goods sold		16,684
Gross profit		6,412
Operating expenses:		
Compensation and benefits		456,547
Sales and marketing		240,228
Independent contractors		185,964
Professional fees		89,645
Travel expenses		86,357
General and administrative		21,047
Depreciation		6,003
Total operating expenses		1,085,791
Loss from operations		(1,079,379)
Other expenses:		
Interest expense		10,988
Interest expense - convertible note discount		182,255
Total other expenses		193,243
Net loss	$	(1,272,622)
Weighted average common shares:		
Basic and Diluted		1,596,578
Earnings per share:		
Basic and Diluted	$	(0.80)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statement of Changes in Stockholders' Equity
For the period from March 4, 2016 (inception) to December 31, 2016

	Class A Common Stock		Class B Common Stock		Additional		Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Balance at March 4, 2016 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Common Stock Issuances:							
Class A ($0.0001 par, $7.00 issue)	170,503	17	-	-	1,193,504	-	1,193,521
Class B ($0.0001 par, $0.0001 issue)	-	-	50,000	5	-	-	5
Class B ($0.0001 par, $0.001 issue)	-	-	1,496,040	150	1,346	-	1,496
Conversion of Notes Payable:							
$4.90 Conversion	-	-	86,788	9	425,253	-	425,262
$7.00 Conversion	-	-	10,860	1	76,019	-	76,020
Discount on Conversion of Convertible Notes Payable	-	-	-	-	182,255	-	182,255
Stock Based Compensation	-	-	-	-	118,706	-	118,706
Fair value of warrants	-	-	-	-	62,920	-	62,920
Offering Costs	-	-	-	-	(201,729)	-	(201,729)
Net Loss	-	-	-	-	-	(1,272,622)	(1,272,622)
Balance at December 31, 2016	170,503	$ 17	1,643,688	$ 165	$ 1,858,274	$ (1,272,622)	$ 585,834

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statement of Cash Flows
For the period from March 4, 2016 (inception) to December 31, 2016

Cash Flows From Operating Activities		
Net loss	$	(1,272,622)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:		
Depreciation		6,003
Stock compensation expense		118,706
Fair Value of warrants issued for marketing services		62,920
Interest on convertible notes payable		6,983
Discount on conversion of convertible notes payable		182,255
Changes in operating assets and liabilities:		
Increase in accounts receivable		(1,000)
Increase in inventory		(8,432)
Increase in prepaid expenses		(10,000)
Increase in accounts payable and accrued expenses		100,081
Net Cash Used In Operating Activities		(815,106)
Cash Flows From Investing Activities		
Purchase of Property and Equipment		(42,551)
Net Cash Used in Investing Activities		(42,551)
Cash Flows From Financing Activities		
Proceeds From Issuance of Class A Common Stock		1,193,521
Proceeds From Issuance of Class B Common Stock		1,501
Offering Costs		(201,729)
Proceeds From Convertible Notes Issuances		494,299
Proceeds From Note Payable to Related Party		33,000
Principal Payments on Note Payable to Related Party		(24,626)
Net Cash Provided by Financing Activities		1,495,966
Net Change in Cash		638,309
Cash at Beginning of Period		-
Cash at End of Period	$	638,309
Supplemental Disclosure of Cash Flow Information		
Cash Paid for Interest	$	4,005
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of Convertible Notes Payable	$	501,282

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company is working with Hollywood creators and producers to develop and monetize content together with the fans. The Company's mission is to empower creators to push the boundaries, and empower fans to be a part of the content they love. The Company intends to develop a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

As of December 31, 2016, the Company has not generated significant revenue from principal operations. The Company's activities since inception have consisted of formation activities, R&D, raising seed-round capital, business development, developing the initial slate of projects, establishing the early Legion M community and culture, marketing for principal operations and to establish Legion M as a credible player in the industry, infrastructure development to support the community, and preparations to raise the next round of capital. The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is still ramping up and therefore has not generated material revenue from principal operations, has generated a small amount of revenue from merchandise sales, has no profit since inception, and has sustained a net loss of $1,272,622 for the period ended December 31, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Restatements to Previously Issued Financial Statements

The 2016 financial statements were previously issued in conjunction with a filing with the Securities and Exchange Commission under Form 1-A on February 17, 2017. These financial statements have been restated to accrue additional expenses, correct stock compensation expense, and correct the classification of certain expenses, including: compensation and benefits, professional fees, general and administrative, independent contractor, sales and marketing, and offering costs. Collectively, these restatements increased the net loss by $28,179 on the Statement of Operations, increased liabilities by $6,491 on the Balance Sheet, increased stock-based compensation by $42,233 on the Statement of Changes in Stockholders'

Equity, increased offering costs by $20,546 on the Statement of Changes in Stockholders' Equity, and resulted in commensurate changes in the Statement of Cash Flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. The cash balance as of December 31, 2016 exceeds the FDIC insured limits by $388,191.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Accounts receivable are minor and no associated allowances for doubtful accounts is established as of December 31, 2016.

Inventory

Inventories are comprised of t-shirts and lapel pins used for sales or marketing. Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. As of December 31, 2016, no assets were impaired. Property and equipment additions totaled $42,551 and depreciation expense totaled $6,003 for the period ended December 31, 2016.

	Auto	Computers	Total
Original Cost	$ 36,806	$ 5,745	$ 42,551
Accumulated Depreciation	(5,331)	(673)	(6,003)
Book Value	$ 31,475	$ 5,072	$ 36,548
Useful Lives (months)	60	36	57

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market

assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Approximately $23,000 of revenue has been recognized as of December 31, 2016. This revenue was primarily driven by branded merchandise retail sales. While not intended to be the primary driver of revenue for the Company, these retail sales have always been expected to be one of the Company's lines of business.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company

uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. As discussed in Note 7, certain expenses totaling $101,992 were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. The Company anticipates significant offering costs in connection with the proposed offering. Offering costs of $201,729 were incurred during the period ended December 31, 2016.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years, though given the Company's 2016 inception date no tax returns have been filed to date. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2016, the Company had total taxable net operating loss carryforwards of approximately $997,718. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive a net tax asset of approximately $480,845. The Company cannot presently anticipate

the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2016. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of December 31, 2016.

Federal income tax rate	34.00%
State income tax rate, net of federal benefit	5.80%
Valuation allowance	-39.8%
Effective tax rate	0%

Deferred tax assets:		
Stock based compensation	$	47,245
Organizational costs		36,508
Net operating loss carryforward		397,092
Net deferred tax assets		480,845
Less: Valuation allowance		(480,845)
Net deferred tax asset	$	-

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended December 31, 2016, the Company recognized no interest and penalties.

The Company files U.S. federal and California state income tax returns. Since the Company was formed on March 4, 2016, no such returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2016, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: CONVERTIBLE NOTES PAYABLE

The Company issued convertible notes payable between March 31, 2016 and August 14, 2016 with aggregate principal amounts of $494,299. The majority of the notes accrued simple interest at 5% per annum through the maturity date. The notes were set to mature on April 1, 2018, at which time, and any time thereafter, principal and accrued interest are payable

at the Company's election or on demand by the note holder. The notes were a general unsecured obligation of the Company. Interest accrued during the inception period on one of the notes was included in the principal amount of the note and the associated expense was recorded by the Company as interest expense for the period the note was held in the name of the related party. Prior to this convertible note being issued, the note holder made a loan to a related party to fund development activities, as discussed in Note 7. On March 31, 2016 this convertible note was issued directly with the Company replacing the previous note to the related party and was recorded as a convertible note on the Company's Balance Sheet.

On August 14, 2016, the date of closing of the Regulation Crowdfunding offering, all convertible notes, inclusive of accrued and unpaid interest totaling $501,281 in aggregate, were converted to 97,648 shares of Class B Common Stock. Of those, 10,860 were converted at $7.00 per share and 86,788 were converted at $4.90 per share, representing a 30% discount. The discount from the intrinsic value of the convertible notes' beneficial conversion features totaling $182,255 was recognized to interest expense and additional paid-in capital on the conversion date as the conversion was simultaneous with resolution of the contingent event triggering convertibility. As of December 31, 2016, there are no convertible notes payable or related accrued interest payable outstanding.

NOTE 5: STOCKHOLDERS' EQUITY

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the year ended December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2016, 584,104 of the total outstanding Class B Common Stock have vested and the unvested shares vest over a weighted average period of 2.7 years.

Additionally, as discussed in Note 4, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion. As of December 31, 2016, 584,104 shares Class B Common Stock have vested.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A common stock. The offering price for this offering was $7.00 per share.

The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A common stock. The offering price for this offering was $7.00 per share.

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of December 31, 2016, there are 534,188 options available for issuance.

As of December 31, 2016, the Company issued as compensation 219,772 options to purchase Class B Common Stock under the Plan.

Grant date	April 12, 2016	October 19, 2016	Weighted Average
Options granted	59,000	160,772	219,772
Options forfeited or exercised	0	0	0
Weighted average vesting(months)	70	40	48
Weighted average exercise price	$0.01	$7.00	$5.12

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The options expire 10 years after the date of grant. As of December 31, 2016, 22,666 of the outstanding options had vested with a weighted average exercise price of $3.61. The remaining outstanding options will vest over a weighted average period of 50 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2016 are as follow:

	April 12, 2016	October 19, 2016	Weighted Average
Risk free interest rate	1.22%	1.24%	1.23%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	60.0%	60.0%	60.0%
Expected life (years)	5.00	5.00	5.00
Fair value at grant date	$6.99	$3.59	$4.50

The Company recognizes stock-based compensation on a straight line basis over the options' vesting periods Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be $118,706.

As of December 31, 2016, there was $870,875 of unrecognized share-based compensation expense. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 44 months.

The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. As of December 31, 2016, the issued and outstanding options have a weighted-average remaining life of 9.67 years.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest prorata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2016, 9,000 warrants had vested. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $62,920 and recorded that value as an adjustment to additional paid-in capital and as marketing expense. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

As of December 31, 2016, there was $125,831 of unrecognized share-based compensation expense. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 16 months.

Grant date	**April 12, 2016**
Warrants granted	27,000
Life (months)	24
Per share value	$6.99
Vested in 2016	9,000
2016 Marketing expense	$62,915

NOTE 7: RELATED PARTIES

Prior to the Company's formation, development activities commenced and certain startup expenses were incurred. The expenses were paid out of a bank account controlled by a third party related to the Company via mutual ownership by one of the Company's shareholders. All such expenses were allocated under the specific identification method as the Company has not yet commenced substantial operations to warrant the allocation of any common expenses. The Company did not share any expenses with the related party and management asserts that the allocation methodology used is reasonable and reflects management's estimate of what the expenses would have been on a stand-alone basis. The expenses were funded by a loan from an investor directly to the related party. On March 31, 2016, a new convertible note was issued directly with the Company replacing the previous note to the related party and is now recorded as a convertible note on the Company's balance sheet, as discussed in Note 4. These transactions have been recorded on the Company's balance sheet and statement of operations for the period presented.

In May 2016, the Company purchased a vehicle from a related party company for $33,000, with the purchase price financed by the related party, payable in 12 equal monthly installments with an interest rate of 4.0%. As of December 31, 2016, the outstanding balance of the loan was $8,374. The Company also issued a note payable to this related party company subsequent to year end, which has since been repaid.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through June 14, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Option and Warrant Issuances

During 2017, the Company has approved for imminent issuance stock option and warrant grants for 29,800 shares of common stock with an exercise price of $7.47.

Next Step Regulation A Financing Offering

Many successive rounds of funding may be needed to achieve the Company's long term goals. The Company is in the process raising money under Regulation A as a second crowdfunding round under the JOBS Act. In this round, the Company has been enabled to raise up to $50 million. As of May 2017, the Company has raised over $1,200,000 in commitments from over 2,000 investors and has received $750,000 of this commitment already.